                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1999

Registration number 33-52465

     A. Full title of the plan:

                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN


     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                           Prudential Tower Building
                                Boston, MA 02199





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                  Financial Statements of The Gillette Company
                      Global Employee Stock Ownership Plan


         The following audited financial statements are enclosed with this report:

         1. Statement of Assets Available for Plan Benefits as of December 31, 1999 and December 31, 1998.

         2. Statement of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 1999.


Exhibits

         23.2     Independent Auditors' Consent



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of The Gillette Company Global Employee Stock Ownership Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    The Gillette Company
                                    Global Employee Stock Ownership Plan



                                    BY ROBERT E. DICENSO
                                       ----------------------------------
                                       Robert E. DiCenso


Date:  March 30, 2000



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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                              Financial Statements

                        As of December 31, 1999 and 1998

            and for the years ended December 31, 1999, 1998 and 1997

                    With Independent Auditors' Report Thereon





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                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:

We have audited the accompanying statements of assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 1999 and 1998 and the related statements of changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's assets available for plan benefits as of December 31, 1999 and 1998 and the changes in assets available for plan benefits for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Boston, Massachusetts
March 22, 2000


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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

          Statements of Changes in Assets Available for Plan Benefits

                  Years ended December 31, 1999, 1998 and 1997

                                                                   1999               1998               1997
                                                               -----------         ----------         ----------

Additions to assets attributed to:
  Investment income:
    Dividends on The Gillette Company common stock             $   450,414            312,546            210,497
    Realized gains on investments sold                           1,276,227          1,767,363          1,297,021
    Change in unrealized appreciation/(depreciation) in
      the market value of investments                           (7,642,637)        (3,662,233)         5,692,073
                                                               -----------         ----------         ----------

                                                                (5,915,996)        (1,582,324)         7,196,591
                                                               -----------         ----------         ----------

  Contributions:
    Employee                                                    11,805,410         11,088,686          8,821,695
    Employer                                                     3,007,615          2,728,611          2,311,534
                                                               -----------         ----------         ----------

                                                                14,813,025         13,817,297         11,133,229
                                                               -----------         ----------         ----------

          Total additions                                        8,897,029         12,234,973         18,329,820

Deduction from assets attributed to:
  Distributions                                                  7,167,370          5,170,329          3,444,377
                                                               -----------         ----------         ----------

          Net increase                                           1,729,659          7,064,644         14,885,443

Assets available for plan benefits:
  Beginning of year                                             43,002,891         35,938,247         21,052,804
                                                               -----------         ----------         ----------

  End of year                                                  $44,732,550         43,002,891         35,938,247
                                                               ===========         ==========         ==========


See accompanying notes to financial statements.




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



                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                Statements of Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                                                1999              1998
                                                            -----------        ----------

Assets:
  The Gillette Company common stock, at market value        $43,237,864        41,623,735
  Cash                                                            1,989             1,422
  Employees' contributions receivable                         1,193,182         1,107,819
  Employer's contributions receivable                           299,515           269,915
                                                            -----------        ----------

     Assets available for plan benefits                     $44,732,550        43,002,891
                                                            ===========        ==========


See accompanying notes to financial statements.






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
                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997

(1)  DESCRIPTION OF THE PLAN

     The Gillette Company Global Employee Stock Ownership Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Sponsor"). The following provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was adopted by the Board of Directors of the Sponsor on December 16, 1993 to become effective June 1, 1994 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is not subject to income taxation. The Plan's goal is to provide eligible Gillette employees the opportunity to purchase common stock of the Sponsor through payroll deductions and contributions from the Sponsor. All Plan assets are held by the Plan Fiduciary, Banque Internationale a Luxembourg (the "Fiduciary"). Buck Consultants is the record keeper for the Plan.

     (b)  ELIGIBILITY

          Employees eligible to participate in the Plan include all regular employees of participating subsidiaries of the Sponsor with the exception of employees considered to be an executive, officer, director, or 10% shareholder of the Sponsor and employees eligible for a savings plan maintained in the United States, Canada, or Puerto Rico. Eligible employees may enroll in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

     (c)  CONTRIBUTIONS

          Eligible employees may contribute 2% to 10% of their compensation to the Plan through payroll deductions. A participating employee may change the contribution rate effective as of the first day of any month.

          Employer contributions are made to the accounts of participants who are contributing to the Plan in amounts equal to 1% of each participant's eligible pay.

     (d)  INVESTMENTS

          All employee and employer contributions are converted into U.S. dollars and then invested in shares of the Sponsor's common stock generally on the 15th day of each month (or if that date is not a business day, the preceding business day). Sales of the Sponsor's common stock are made generally on the last business day of each month and subsequently converted into the applicable local currencies for payment to employees. Any dividends on shares of the Sponsor's common stock are invested in additional shares of the Sponsor's common stock.




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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997

     (e)  VESTING

          Participants are immediately vested in all shares of the Sponsor's common stock credited to their respective Plan accounts.

     (f)  BENEFIT PAYMENTS

          Distributions of account balances will be made when the employment of a participant ceases, unless upon retirement the participant's account is credited with at least 100 shares of the Sponsor's common stock, and the participant elects to defer payment. If an election is made to defer the distribution, retirees may make up to two requests a year for distributions of all or a portion of their account balance.

          For those retirees who do not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of Plan Accounts is made in the form of a lump sum payment.

          All distributions are made in cash, unless the participant elects to receive the Account Balance in the form of shares of the Sponsor's common stock. However, in the event of a participant or retiree's death, all distributions will be made in the form of a lump sum cash payment.

          While employed, participants may elect to take up to two in-service withdrawals from their account balances during a calendar year. Shares purchased with the Sponsor's contributions and dividends thereon are not eligible for in-service withdrawal until 24 months from their date of purchase.

     (g)  PLAN EXPENSES

          Brokerage commissions, fees and other security transaction costs are paid by participants as part of the purchase and sale of the Sponsor's common stock.

          All contributions and cash dividends awaiting investment are held in an interest bearing account maintained by the Plan Fiduciary. Any interest earned on the account is used to pay costs relating to the administration of the Plan. Any remaining costs of administering the Plan are allocated and paid by the Sponsor's subsidiaries participating in the Plan.

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
                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

          The accompanying financial statements are prepared on the accrual basis of accounting.

     (b)  INVESTMENTS

          Investments in the Sponsor's common stock are stated at market value, based on the composite closing price of the stock on the New York Stock Exchange as reported by Reuters. Purchases and sales of the Sponsor's common stock are recorded on the trade date (the date the order to buy or sell is executed).

          Dividend income is recorded on the ex-dividend date, net of any U.S. withholding taxes. Realized gains and losses are based upon the identified cost method.

     (c)  CASH

          Amounts shown as cash are foreign cash balances held by the Fiduciary that are to be invested in the Sponsor's common stock in the following month. The balances have been translated into U.S. dollars using the effective exchange rates as of December 31, 1999 and 1998.

     (d)  CONTRIBUTIONS RECEIVABLE

          Contributions held at the participating subsidiaries and pending transfer to the Fiduciary have been translated into U.S. dollars using the effective exchange rates as of December 31, 1999 and 1998.

(3)  INVESTMENT IN THE GILLETTE COMPANY COMMON STOCK

     Investments in The Gillette Company common stock held by the Plan at December 31, 1999 and 1998 were as follows:

                                        1999                       1998
                                   -------------                ----------
          Number of shares             1,049,768                   870,553
          Cost                     $  42,147,614                32,890,848
          Market Value             $  43,237,864                41,623,735

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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997

     The realized gains on sales of The Gillette Company common stock for the years ended December 31, 1999, 1998 and 1997 were determined as follows:

                                                  1999                1998                 1997
                                                ---------           ---------           ---------
          Proceeds on sales of shares        $  7,160,510           5,165,842           3,441,987
          Cost                                  5,884,283           3,398,479           2,147,966
                                                ---------           ---------           ---------
                                             $  1,276,227           1,767,363           1,294,021
                                                =========           =========           =========

(4)  PLAN PARTICIPANTS

     As of December 31, 1999, the Plan had 8,472 participants employed at the Sponsor's subsidiaries located in Argentina, Australia, Austria, Belgium, Brazil, Chile, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Ecuador, Egypt, El Salvador, Finland, France, Germany, Guatemala, Hong Kong, Hungary, Indonesia, Ireland, Italy, Japan, Korea, Malaysia, Mexico, Netherlands, New Zealand, Norway, Panama, Peru, Philippines, Poland, Portugal, Singapore, Spain, Slovakia, South Africa, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom, Uruguay and Venezuela.

(5)  PLAN AMENDMENT AND TERMINATION

     Although the Sponsor intends to continue the Plan indefinitely, it reserves the right on behalf of itself and its participating subsidiaries to modify or terminate the Plan at any time. However, the Plan may not be amended to adversely affect the rights of participants with respect to shares previously credited to their accounts.

     In the event of termination, the assets held by the Plan Fiduciary may continue to be held subject to the provisions of the Plan, or at the direction of the Board of Directors of the Sponsor, the assets of the Plan may be distributed to the participants.

(6)  TAX STATUS

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to
     Section 4(b)(4) thereof. The Sponsor believes that the Fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Sponsor's common stock held for their account under the Plan.

     The Sponsor has received a private letter ruling from the Internal Revenue Service confirming that the participating employees should be treated as the beneficial owners of the shares of the Sponsor's common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain

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                              THE GILLETTE COMPANY
                      GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997

     procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Sponsor with respect to these shares.

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